Exhibit 1.1

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Hummingbird Ltd.

July 10, 2006

Notice of Offer to Purchase for Cash
All of the Outstanding Common Shares
of
HUMMINGBIRD LTD.
for
U.S.$27.75 per Share
by
6575064 CANADA INC.,
a wholly-owned subsidiary of

OPEN TEXT CORPORATION

6575064 Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Open Text Corporation, is offering to purchase all of the outstanding common shares (the “Common Shares”) of Hummingbird Ltd. (“Hummingbird”) at a price of U.S.$27.75 per Common Share in cash (the “Offer”) upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Circular dated July 10, 2006 (the “Offering Document”), a copy of which has been filed today with certain securities regulatory authorities in Canada and the United States and which should be made available by such authorities through the internet at www.sedar.com or www.sec.gov.

The Offer is open for acceptance until 12:01 a.m. (Vancouver time) (the “Expiry Time”) on August 15, 2006, or until such later time and date to which the Offer may be extended.

The Offer is subject to certain conditions which are described in the Offer to Purchase including: (i) there having been deposited under the Offer and not withdrawn, at the Expiry Time, a number of Common Shares such that the Common Shares deposited under the Offer, together with all other Common Shares owned by the Offeror or its affiliates, directly or indirectly, constitute not less than 66 2/3% of the outstanding Common Shares (on a fully diluted basis); (ii) there not having occurred any change in, among other things, the business, assets, prospects, results of operations or cash flows which is or may be considered to be materially adverse to Hummingbird and its subsidiaries taken as a whole; (iii) there having been obtained all governmental and regulatory approvals which, in the Offeror’s judgement, are necessary or desirable in connection with the Offer; and (iv) Hummingbird having made access available to the Offeror, in a timely manner, to all non-public information relating to Hummingbird and its affiliates and subsidiaries, including access to management of Hummingbird, as may have been given, provided or made available by Hummingbird or any of its affiliates or subsidiaries to any other potential acquiror and the Offeror having been satisfied with its review of such information.

The Common Shares are listed on the TSX and the Nasdaq under the symbols “HUM” and “HUMC”, respectively. The Offer represents a premium of approximately 20.4% and 20.0% over the closing prices of the Hummingbird Shares on the TSX (based on the Bank of Canada noon spot rate on July 5, 2006, of Cdn.$1.00 = U.S.$0.8995) and the Nasdaq, respectively, on May 25, 2006, the day prior to the announcement by Hummingbird that it had entered into an arrangement agreement with affiliates of Symphony Technology Group, LLC, and is U.S.$1.00 per share greater than the offer by Symphony as set out in the arrangement agreement.

In addition to cash on hand, Open Text Corporation has obtained committed loan facilities from a Schedule I Canadian chartered bank to finance the Offer.

A request will be made today to Hummingbird for the use of Hummingbird’s shareholder list and security position listings for the purpose of disseminating the Offering Document to shareholders. Upon compliance by Hummingbird with this request, the Offering Document and other relevant materials will be mailed to record holders of Common Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Hummingbird’s shareholder list.

The Offer is made solely by the Offering Document and is not being made to (nor will deposits be accepted from or on behalf of) holders of Common Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offering Document contains important information that shareholders should read in its entirety before making any decision with respect to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY, U.S.A. 10005

Banks and Brokers call collect:
(212) 269-5550
All others call toll free: (888) 887-0082

www.OpenText.com